CERTIFICATE OF DESIGNATION, PREFERENCE AND RIGHTS OF SERIES B PREFERRED STOCK OF GOLD ENTERTAINMENT GROUP, INC.

Pursuant to the Business Organizations Law of the State of Wyoming

GOLD ENTERTAINMENT GROUP, Inc., a corporation organized and existing under the laws of the State of Wyoming (the "Corporation"), hereby certifies that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on 1st February, 2023, pursuant to the authority vested in the Board of Directors by Article V of the Certificate of Incorporation of the Corporation which creates and authorizes one million (1,000,000) shares of Preferred SERIES B Shares of the Corporation, one dollar ($1.00) par value (the " Preferred SERIES B Shares"):

Resolved, that pursuant to the authority vested in the Board of Directors by Article V of the Certificate of Incorporation of the Corporation, a series of Preferred Stock is hereby established, the distinctive designation of which shall be "SERIES B Preferred Shares" (such series being hereinafter called "SERIES B Preferred Shares"), and the preferences and relative, participating, optional or other special rights of the SERIES B Preferred Shares, and the qualifications, limitations or restrictions thereof (in addition to the relative powers, preferences and rights, and qualifications, limitations or restrictions thereof, set forth in the Corporations Certificate of Incorporation which are applicable to shares of Preferred Stock of all series) shall be as follows:

Number of Shares; Stated Value and Dividends. The Corporation hereby designates one (1) share of the authorized shares of preferred stock as SERIES B Preferred Shares. The stated value of the SERIES B Preferred Shares shall be one dollar ($1.00) par value. The holder of share of SERIES B Preferred Stock shall not be entitled to receive dividends.

2. Ranking. The Series B Preferred Stock shall rank on parity with the Corporation's Common Stock and any class or series of capital stock of the Corporation hereafter created (the "Parity Securities"), in each case as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

3. Liquidation Preference. In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holder of SERIES B Preferred Stock may at his sole option elect to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of common stock by reason of their ownership thereof, an amount per share equal to $1.00 for the outstanding share of SERIES B Preferred Shares. Upon the completion of this distribution and any other distribution that may be required with respect to series of preferred stock of this Corporation that may from time to time come into existence, if assets remain in this Corporation the holders of the common stock of this Corporation shall receive all of the remaining assets of this Corporation.

For purposes of this Section 3, a liquidation, dissolution or winding up of this Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions including, without limitation, any reorganization, merger or consolidation but, excluding any merger effected exclusively for the purpose of changing the domicile of the Corporation or any transaction in which the Corporation is the surviving entity or (ii) a sale of all or substantially all of the assets of the Corporation unless the Corporation's shareholders of record as constituted immediately prior to such transaction will, immediately after such transaction (by virtue of securities issued as consideration in the transaction) hold at least 50% of the voting power of the surviving or acquiring entity. Whenever a distribution provided for in this Section 2 shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined and agreed to by the Board of Directors of this Corporation.

4. Redemption.The SERIES B Preferred Shares are not redeemable without the prior written consent of the holder of such SERIES B Preferred Shares.

5. Conversion.

Conversion. At any time, or until revised, each share of the Series B Preferred Stock shall convert into the Common Stock of the Corporation, on a fully diluted basis at the time of conversion according to the following formula (the Conversion Formula) as of the conversion date.

Each Series B Preferred Shares shall be Convertible into the same dollar value of common shares, rounded up to nearest whole share, at a price calculated to be 50% of the ten-day (10 day) average trading price prior to conversion. Example: The ten-day (10 day) average trading price is $1.30 and 75,000 Series B Preferred Shares are being converted. The conversion formula is (75,000.00 / 1.30) X 2 = 115,385 common shares. All calculations are rounded up to the next whole share.

These converted shares shall be issued in the name of the Series B Preferred Shareholder or their appointees. The conversion shall take place at the sole discretion of the Holder of the Series B Preferred Shares. The Series B Preferred Shares, and the resulting Common Shares following Conversion, shall be included in the Company's next registration statement (SEC Registration, exemption or equivalent) following the date of Conversion.

b) Mechanics of Conversion.

(i) Holders of Series B Preferred Stock shall only be entitled to convert the shares of Series B Preferred Stock into shares of Common Stock upon the approval of holders, and shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation or of any transfer agent for the Series B Preferred Stock, and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, within ten (10) business days, issue and deliver at such office to the holders of Series B Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. If any holder fails to surrender the certificate, the holder's Series B Preferred Stock shall automatically convert and shares of Common Stock will be issued in the holder's name.

(ii) All Common Stock, which may be issued upon conversion of the Series B Preferred Stock, will, upon issuance, be duly issued, fully paid and non-assessable and free from all taxes, liens, and charges with respect to the issuance thereof.

6. Anti-Dilution Provisions.

During the period in which any shares of Series B Preferred Stock remain outstanding, the Conversion Formula in effect at any time and the number and kind of securities issuable upon the conversion of the Series B Preferred Stock shall be subject to adjustment from time to time following the date of the original issuance of the Series B Preferred Stock upon the happening of certain events as follows:

a) Consolidation, Merger or Sale. If any consolidation or merger of the Corporation with an unaffiliated third-party, or the sale, transfer or lease of all or substantially all of its assets to an unaffiliated third-party shall be effected in such a way that holders of shares of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for their shares of Common Stock, then provision shall be made, in accordance with this Section 6(a), whereby each holder of shares of Series B Preferred Stock shall thereafter have the right to receive such securities or assets as would have been issued or payable with respect to or in exchange for the shares of Common Stock into which the shares of Series B Preferred Stock held by such holder were convertible immediately prior to the closing of such merger, sale, transfer or lease, as applicable.

The Corporation will not effect any such consolidation, merger, sale, transfer or lease unless prior to the consummation thereof the successor entity (if other than the Corporation) resulting from such consolidation or merger or the entity purchasing or leasing such assets shall assume by written instrument (i) the obligation to deliver to the holders of Series B Preferred Stock such securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase, and (ii) all other obligations of the Corporation hereunder. The provisions of this Section 6(a) shall similarly apply to successive mergers, sales, transfers or leases. Holders shall not be required to convert Series B stock pursuant to this Section 6(a).

b) Notice of Adjustment. Whenever the Conversion Formula is adjusted as herein provided, the Corporation shall promptly but no later than 10 days after any request for such an adjustment by the holder, cause a notice setting forth the adjusted Conversion Formula issuable upon exercise of each share of Series B Preferred Stock, and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the holders at their last addresses appearing in the share register of the Corporation, and shall cause a certified copy thereof to be mailed to its transfer agent, if any. The Corporation may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Corporation) to make any computation required by this Section 6, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

7. Voting Rights. The Shares of Series B Preferred Stock shall have no voting rights until converted into the Corporations Common Stock, except as otherwise required by law. The number of votes for the Series B Preferred Stock upon conversion, shall be the same number as the amount of shares of Common Stock that would be issued upon conversion of the Series B Preferred Stock pursuant to the Conversion Formula.

8. Status of Redeemed Stock. In the event the share of SERIES B Preferred Stock shall be redeemed pursuant to Section 4 hereof, or converted pursuant to Section 5 hereof, the share shall be cancelled and returned to the status of authorized but unissued shares of preferred stock.

9. Taxes. This Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of the share of SERIES B Preferred Stock.